

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2023

Patrick Gadson
Partner
Vinson & Elkins LLP
The Grace Building
1114 Avenue of the Americas
32nd Floor
New York, NY 10036

Re: AMERISERV FINANCIAL INC /PA/
PRER14A filed April 19, 2023
File No. 000-11204

Dear Patrick Gadson:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

PRER14A filed April 19, 2023

General

1. It is our understanding that the Company has set May 26 as the date of the annual meeting. Please disclose that date, as well as the record date. In addition, the existing disclosure in the proxy statement regarding the ongoing litigation and the consequences that would ensue from the Driver Group's nominations being validated in court appears to cover a scenario in which a relevant court ruling occurs prior to the scheduled annual meeting. Given the short timeframe between now and May 26, please also disclose the potential implications of a scenario in which a court ruling validating the Driver Group's nominations occurs after the annual meeting.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to David Plattner at 202-551-8094.

Sincerely,

Division of Corporation Finance
Office of Mergers and Acquisitions